                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                               RED ROOF INNS, INC.
                            (NAME OF SUBJECT COMPANY)

                                   ACCOR S.A.
                              RRI ACQUISITION CORP.
                                    (BIDDERS)

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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 --------------

                                    757005103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 --------------

                                 PIERRE TODOROV
                                   ACCOR S.A.
                             TOUR MAINE MONTPARNASSE
                               33, AVENUE DU MAINE
                               PARIS 75015, FRANCE
                               (33-1) 45.38.86.00
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
               NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                                 --------------

                                    COPY TO:

                            JEFFREY A. HORWITZ, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000
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                                 SCHEDULE 14D-1

CUSIP NO. 757005103                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

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    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         RRI Acquisition Corp.
         52-2181300
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/X/
                                                                    (b)/ /
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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS

         AF
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                / /

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    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,776,479 shares of Common Stock
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    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            / /

--------------------------------------------------------------------------------
    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Over 99%
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   10    TYPE OF REPORTING PERSON

         CO
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                                 SCHEDULE 14D-1
CUSIP NO. 757005103                                            PAGE 3 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         Accor S.A.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)/X/
                                                                      (b)/ /
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    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         BK
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                 / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,776,479 shares of Common Stock
--------------------------------------------------------------------------------
    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            / /

--------------------------------------------------------------------------------
    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Over 99%
--------------------------------------------------------------------------------
   10    TYPE OF REPORTING PERSON
         CO
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         This Amendment No. 2 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (as heretofore amended and as further amended by this Amendment No. 2, the "Statement") relates to the offer by RRI Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and an indirect, wholly owned subsidiary of Accor S.A., a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Red Roof Inns, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $22.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 16, 1999 (as heretofore amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and
(a)(2), respectively. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Statement.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         Item 5 is hereby amended and supplemented to add the following information:

         The Offer expired at 12:00 midnight, New York City time, on Thursday, August 12, 1999. On Friday, August 13, 1999, Purchaser accepted for payment and paid for all the Shares validly tendered in the Offer and not withdrawn, which represented over 99% of the Shares represented by the Company to be outstanding as of July 10, 1999. Parent intends to complete the Merger as promptly as practicable pursuant to the "short form" merger provisions of Section 253 of Delaware Law. In the Merger, each then outstanding Share (other than those owned by the Purchaser or an affiliate thereof by their purchase in the Offer or otherwise) will be converted into the right to receive $22.75 net to the holder in cash (subject to applicable withholding of taxes), without interest thereon.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 is hereby amended and supplemented as follows:

         (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Thursday, August 12, 1999. Purchaser has been informed by the Depositary that 26,776,479 Shares, which represented over 99% of the Shares represented by the Company to be outstanding as of July 10, 1999, were tendered in the Offer and not withdrawn, of which 33,409 Shares were tendered pursuant to notices of guaranteed delivery. On Friday, August 13, 1999, Purchaser accepted for payment and paid for all such Shares validly tendered in the Offer and not withdrawn.
A copy of the press release issued by Parent on August 13, 1999 announcing the expiration of the Offer, the acceptance for payment of the Shares validly tendered pursuant thereto and the intention of Parent to effect the Merger as promptly as practicable is attached hereto as Exhibit (a)(10), and the complete text thereof is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented as follows:

         (a)(10)  Press release issued on August 13, 1999

         (a)(11) Letter to participants in Red Roof Inns, Inc. Employee Stock Purchase Plan


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         ACCOR S.A.



                         By:    /s/ Benjamin Cohen
                                ------------------------------------------------
                                Name:   Benjamin Cohen
                                Title:  Member of the Management Board and
                                        Chief Financial Officer



                         RRI ACQUISITION CORP.



                         By:     /s/ Armand E. Sebban
                                ------------------------------------------------
                                Name:   Armand E. Sebban
                                Title:  Executive Vice President for Finance and
August 13, 1999                         Chief Financial Officer



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                                  EXHIBIT INDEX

Exhibit No.

(a)(1)   Offer to Purchase dated July 16, 1999*

(a)(2)   Letter of Transmittal*

(a)(3)   Notice of Guaranteed Delivery*

(a)(4) Letter to brokers, dealers, commercial banks, trust companies and nominees*

(a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(7) Summary Advertisement as published in THE WALL STREET JOURNAL on July 16, 1999*

(a)(8)   Press release issued on July 12, 1999*

(a)(9)   Press release issued on August 3, 1999*

(a)(10)  Press release issued on August 13, 1999**

(a)(11) Letter to participants in Red Roof Inns, Inc. Employee Stock Purchase Plan**

(b)      Not applicable

(c)(1) Agreement and Plan of Merger, dated as of July 10, 1999, among Parent, Purchaser and the Company*

(c)(2) Tender and Voting Agreement, dated as of July 10, 1999, among Parent, Purchaser and certain principal stockholders of the Company named therein*

(c)(3) Confidentiality Agreement, dated as of June 14, 1999, between Parent and the Company*

(d)      Not applicable

(e)      Not applicable

(f)      Not applicable

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*        Previously filed

**       Filed with this Amendment No. 2